Exhibit 99.1

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 00670)

WORLD – CLASS Hospitality with Eastern Charm

INTERIM REPORT 2016

This interim report is printed on environmentally friendly paper

The directors of China Eastern Airlines Corporation Limited (the “Company”) hereby present the unaudited interim consolidated financial information of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2016 (which were reviewed and approved by the board of directors and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2016), with comparative figures for the corresponding period in 2015.

The interim consolidated financial information of the Group for the six months ended 30 June 2016 is unaudited and is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the unaudited interim consolidated financial information of the Group for the six months ended 30 June 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

DEFINITIONS

In this report, unless the context otherwise requires, the following expressions have the following meanings:

Articles	means the articles of association of the Company
Available freight tonne – kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Available seat – kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Available tonne – kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route
Board	means the board of directors of the Company
CAAC	means the Civil Aviation Administration of China. Please refer to the website www.caac.gov.cn for more detail about the CAAC
CEA Holding	means (China Eastern Air Holding Company), the controlling shareholder of the Company
CES Finance	means (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Global	means (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance, a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Leasing	means CES International Financial Leasing Corporation Limited
China Eastern Airlines, CEA, or the Company	means (China Eastern Airlines Corporation Limited)
China National Aviation Fuel	means (China National Aviation Fuel Holding Company), one of the Shareholders of the Company
China United Airlines	means (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

02

China Eastern Airlines Corporation Limited

Interim Report 2016

DEFINITIONS

Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules
Code-share	means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products
CSRC	means the China Securities Regulatory Commission
Ctrip	means (Ctrip Computer Technology (Shanghai) Co., Ltd), the controlling shareholder of Shanghai Licheng Information Technology Consulting Co., Ltd, a shareholder of the Company
Directors	means the directors of the Company
Eastern Air Overseas	means Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly-owned subsidiary of the Company
Eastern Logistics	means (Eastern Airlines Logistics Co., Ltd.), a wholly-owned subsidiary of the Company
Freight load factor	means the ratio of freight traffic volume to AFTK
Freight tonne – kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume
Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited
Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
Overall load factor	means the ratio of total traffic volume to ATK

03

China Eastern Airlines Corporation Limited

Interim Report 2016

DEFINITIONS

Passenger – kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume
Passenger load factor	means the ratio of passenger traffic volume to ASK
Revenue freight tonne – kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger – kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne – kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne – kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume
SASAC	means the State-owned Assets Supervision and Administration
Commission of the State Council
SFO	means the Securities and Features Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	means (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
SkyTeam Alliance	means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com for more details about the SkyTeam Alliance
Supervisors	means the supervisors of the Company
The Reporting Period	means the six months from 1 January 2016 to 30 June 2016
Delta Air Lines	means Delta Air Lines, Inc., one of the shareholders of the Company

04

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2016

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Notes RMB million		RMB million
Revenues	5	46,335	44,371
Other operating income and gains		2,772	2,256
Gain on fair value changes of derivative financial
instruments		2	4

Operating expenses
Aircraft fuel		(8,363)	(10,562)
Take-off and landing charges		(5,794)	(5,082)
Depreciation and amortisation		(5,801)	(5,011)
Wages, salaries and benefits		(8,314)	(7,576)
Aircraft maintenance		(2,259)	(1,896)
Impairment charges		(3)	(133)
Food and beverages		(1,401)	(1,212)
Aircraft operating lease rentals		(2,317)	(2,200)
Other operating lease rentals		(345)	(325)
Selling and marketing expenses		(1,631)	(1,888)
Civil aviation development fund		(945)	(878)
Ground services and other expenses		(2,769)	(2,794)
Other indirect operating expenses		(2,009)	(1,348)
Total operating expenses		(41,951)	(40,905)
Operating profit		7,158	5,726
Share of results of associates		73	71
Share of results of joint ventures		23	(3)
Finance income		34	54
Finance costs	7	(2,717)	(1,160)
Profit before income tax		4,571	4,688
Income tax expense	8	(1,041)	(831)
Profit for the period		3,530	3,857

			05

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2016

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Notes RMB million		RMB million
Other comprehensive income for the period
Other comprehensive income to be reclassified to profit
or loss in subsequent periods
Cash flow hedges, net of tax		(178)	8
Fair value changes of available-for-sale investments,
net of tax		35	67
Fair value changes of available-for-sale investments
held by an associate, net of tax		(7)	4
Net other comprehensive income to be
reclassified to profit or loss in subsequent
periods		(150)	79
Other comprehensive income not to be reclassified to
profit or loss in subsequent periods
Actuarial gains/(losses) on the post-retirement benefit
obligations, net of tax		30	(76)
Net other comprehensive income not to be
reclassified to profit or loss in subsequent
periods		30	(76)
Other comprehensive income, net of tax		(120)	3
Total comprehensive income for the period		3,410	3,860
Profit attributable to:
Equity holders of the Company		3,230	3,562
Non-controlling interests		300	295
Profit for the period		3,530	3,857
Total comprehensive income attributable to:
Equity holders of the Company		3,107	3,562
Non-controlling interests		303	298
Total comprehensive income for the period		3,410	3,860
Earnings per share attributable to the equity
holders of the Company during the period
– Basic and diluted (RMB)	9	0.25	0.28

06

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Notes RMB million		RMB million
Non-current assets
Property, plant and equipment	11	143,661	133,242
Investment properties		289	294
Lease prepayments		2,019	2,094
Intangible assets	12	11,601	11,522
Advanced payments on acquisition of aircraft	13	19,887	21,207
Investments in associates		1,554	1,543
Investments in joint ventures		541	518
Available-for-sale investments		594	452
Other non-current assets		3,261	3,754
Deferred tax assets		196	243
Derivative financial instruments		5	45
		183,608	174,914
Current assets
Flight equipment spare parts		2,186	2,056
Trade receivables	14	2,983	2,867
Prepayments and other receivables		11,566	8,446
Restricted bank deposits and short-term
bank deposits		36	35
Cash and cash equivalents		13,214	9,080
Assets classified as held for sale		437	594
		30,422	23,078
Current liabilities
Sales in advance of carriage		6,136	5,841
Trade and bills payable	15	2,403	3,712
Other payables and accruals		19,742	19,057
Current portion of obligations under finance leases	16	5,557	6,109
Current portion of borrowings	17	52,181	38,214
Income tax payable		277	169
Current portion of provision for return condition
checks for aircraft under operating leases		988	1,281
Derivative financial instruments		1	4
		87,285	74,387
Net current liabilities		(56,863)	(51,309)
Total assets less current liabilities		126,745	123,605

			07

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Notes	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	16	49,667	46,290
Borrowings	17	16,251	28,498
Provision for return condition checks for aircraft under
operating leases		2,310	2,222
Other long-term liabilities		3,645	3,990
Post-retirement benefit obligations		2,723	2,569
Deferred tax liabilities		30	8
Derivative financial instruments		295	97
		74,921	83,674
Net assets		51,824	39,931
Equity
Equity attributable to the equity holders
of the Company
– Share capital	18	14,467	13,140
– Reserves		34,591	24,271
		49,058	37,411
Non-controlling interests		2,766	2,520
Total equity		51,824	39,931

08

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2016

	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2016	13,140	19,103	5,168	37,411	2,520	39,931

Profit for the period	–	–	3,230	3,230	300	3,530
Other comprehensive income
for the period	–	(123)	–	(123)	3	(120)
Total comprehensive income
for the period	–	(123)	3,230	3,107	303	3,410
Issue of shares (Note 18)	1,327	7,213	–	8,540	–	8,540
Dividends paid to non-controlling
interests	–	–	–	–	(57)	(57)
Balance at 30 June 2016	14,467	26,193*	8,398*	49,058	2,766	51,824
	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	12,674	16,485	815	29,974	1,797	31,771

Profit for the period	–	–	3,562	3,562	295	3,857
Other comprehensive income
for the period	–	–	–	–	3	3
Total comprehensive income
for the period	–	–	3,562	3,562	298	3,860
Dividends paid to non-controlling
interests	–	–	–	–	(37)	(37)
Balance at 30 June 2015	12,674	16,485	4,377	33,536	2,058	35,594

* These reserve accounts comprise the unaudited consolidated reserves of RMB34,591 million in the unaudited interim condensed consolidated statement of financial position.

09

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2016

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Profit before tax	4,571	4,688
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	5,705	4,941
Depreciation of investment properties	5	–
Amortisation of intangible assets	63	30
Amortisation of lease prepayments	28	40
Amortisation of other non-currents assets	181	177
Impairment of an investment in an associate	–	33
Impairment of available-for-sale investments	–	100
Gain on disposal of property, plant and equipment	(44)	(135)
Gain on fair value changes of derivative financial instruments	(2)	(4)
Share of results of associates and joint ventures	(96)	(68)
Gain on disposal of available-for-sale investments	(95)	–
Gain on disposal of investments in a subsidiary	–	(41)
Dividend income from available-for-sale investments	(20)	(4)
Net foreign exchange losses	1,725	58
Interest income	(34)	(54)
Interest expense	1,317	1,102
Provision for flight equipment spare parts	3	–
Increase in flight equipment spare parts	(133)	(5)
Increase in trade and other receivables and prepayments	(1,090)	(1,738)
(Decrease)/increase in trade and other payables	(732)	1,713
Cash generated from operations	11,352	10,833
Income tax paid	(817)	(592)
Net cash flows from operating activities	10,535	10,241
Cash flows from investing activities
Additions to property, plant and equipment	(3,602)	(369)
Additions to intangible assets	(142)	–
Advanced payments on acquisition of aircraft	(13,239)	(13,234)
Increase in shareholding in associates	–	(413)
Proceeds from disposal of assets classified as held for sale	168	1,901
Proceeds from disposal of property, plant and equipment	356	325
Proceeds from disposal of interest in a subsidiary	–	49
Proceeds from disposal of short-term deposits	–	2
Proceeds from disposal of lease payments	39	–
Interest received	34	54
Dividends received	18	36
Repayment of loans from an associate	–	247
Loans to a joint venture	(4)	–
Net cash flows used in investing activities	(16,372)	(11,402)
10

China Eastern Airlines Corporation Limited

Interim Report 2016

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2016

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Cash flows from financing activities
Proceeds from issue of shares	8,540	–
Proceeds from draw-down of short-term bank loans	35,438	9,288
Repayments of short-term debentures	(12,000)	(4,000)
Repayments of short-term bank loans	(31,665)	(17,796)
Proceeds from issuance of short-term debentures	35,500	9,000
Proceeds from issuance of medium-term notes	3,000	–
Proceeds from draw-down of long-term bank loans
and other financing activities	12,283	14,723
Repayments of long-term bank loans	(28,251)	(6,359)
Repayments of long-term bonds	(5,497)	–
Principal repayments of finance lease obligations	(5,652)	(2,563)
Interest paid	(1,758)	(1,561)
Dividends paid to non-controlling interests of subsidiaries	(57)	(37)
Net cash flows from financing activities	9,881	695
Net increase/(decrease) in cash and cash equivalents	4,044	(466)
Cash and cash equivalents at beginning of period	9,080	1,355
Effect of foreign exchange rate changes	90	(56)
Cash and cash equivalents at 30 June	13,214	833
		11

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

1. CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Receipts are listed on The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2016.

2. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements, comprising interim condensed statement of financial position as at 30 June 2016, interim condensed statement of profit or loss and other comprehensive income, interim condensed statement of changes in equity and interim condensed statement of cash flows for six months ended 30 June 2016 (collectively refer to as the ”interim financial information”), have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by approximately RMB56.86 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2016, the Group had total unutilised credit facilities of approximately RMB43.71 billion from banks.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

2. BASIS OF PREPARATION (cont’d)

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2015, except for the adoption of new standards and interpretations effective as of 1 January 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the interim financial information of the Group. The nature and the impact of each new standard or amendment which is applicable to the Group is described below:

Amendments to IAS 1 Presentation of financial statement: Disclosure Initiative Annual Improvements Amendments to a number of IFRSs

2012-2014 Cycle

Amendments to IAS 1, Presentation of financial statements: Disclosure initiative

The amendments to IAS 1 introduce narrow-scope changes to various presentation requirements. The amendments do not have a material impact on the presentation and disclosure of the Group’s interim financial report.

Annual Improvements to IFRSs 2012-2014 Cycle

This cycle of annual improvements contains amendments to four standards. Among them, IAS 34, Interim financial reporting, has been amended to clarify that if an entity discloses the information required by the standard outside the interim financial statements by a cross-reference to the information in another statement of the interim financial statements, then users of the interim financial statements should have access to the information incorporated by the cross-reference on the same terms and at the same time. The amendments do not have an impact on the Group’s interim financial statements as the Group does not present the relevant required disclosures outside the interim financial statements.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

There have been no changes in the risk management department since the 2015 year end or in any risk management policies.

Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances its acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2016, the Group’s net current liabilities amounted to RMB56,863 million (2015: RMB51,309 million). For the six months ended 30 June 2016, the Group recorded a net cash inflow from operating activities of RMB10,535 million (for the six months ended 30 June 2015: RMB10,241 million), a net cash outflow from investing activities and financing activities of RMB6,491 million (for the six months ended 30 June 2015: outflow RMB10,707 million), and an increase in cash and cash equivalents of RMB4,044 million (for the six months ended 30 June 2015: decrease of RMB466 million).

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT (cont’d)

(a) Financial risk factors (cont’d)

Liquidity risk (cont’d)

The Board believes that cash from operations and bank loans will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient general credit facilities from the PRC banks for financing future capital commitments and for working capital purposes.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	Between	Between	Over
	1 year	1 and 2 years	2 and 5 years	5 years	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 30 June 2016 (Unaudited)
Borrowings	53,435	2,162	8,047	7,958	71,602
Derivative financial instruments	1	–	72	223	296
Trade, bills and other payables	16,223	–	–	–	16,223
Obligations under finance leases	7,024	6,687	19,363	31,714	64,788
Total	76,683	8,849	27,482	39,895	152,909
At 31 December 2015 (Audited)
Borrowings	39,794	11,067	9,477	10,873	71,211
Derivative financial instruments	4	–	58	39	101
Trade, bills and other payables	15,433	–	–	–	15,433
Obligations under finance leases	7,377	7,101	19,183	25,167	58,828
Total	62,608	18,168	28,718	36,079	145,573
					15

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT (cont’d)

(b) Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	(Unaudited)		(Audited)
	30 June 2016		31 December 2015
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft
held under operating leases
included in other
non-current assets	261	249	338	316
Financial liabilities
Long-term bank borrowings	10,139	9,920	33,386	32,880
Obligations under finance leases	55,224	59,276	52,399	50,839
Total	65,363	69,196	85,785	83,719

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, other receivables, trade and bills payable, other payables, short-term debentures, short-term bank borrowings and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to their fair values.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, Long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT (cont’d)

(b) Fair value estimation of financial assets and liabilities (cont’d)

Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward foreign exchange contracts, interest rate swaps, cross currency swap are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2016, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2016 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Derivative financial instruments
– Forward foreign exchange
contracts	–	5	–	5
Available-for-sale investments	485	–	–	485
	485	5	–	490
Liabilities
Derivative financial instruments
– Interest rate swaps	–	296	–	296
				17

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT (cont’d)

(b) Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy (cont’d)

Assets and liabilities measured at fair value: (cont’d)

As at 31 December 2015 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Derivative financial instruments
– Forward foreign exchange
contracts	–	16	–	16
– Interest rate swaps	–	22	–	22
– Cross currency swap	–	7	–	7
Available-for-sale investments	316	–	–	316
	316	45	–	361
Liabilities
Derivative financial instruments
– Interest rate swaps	–	101	–	101

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments measured at the fair value are listed A share and listed H share stock investments.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

4. FINANCIAL RISK MANAGEMENT (cont’d)

(b) Fair value estimation of financial assets and liabilities (cont’d)

Fair value hierarchy (cont’d)

Assets and liabilities for which fair values are disclosed:

As at 30 June 2016 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held
under operating leases included
in other long-term assets	–	249	–	249
Liabilities
Long-term bank borrowings	–	9,920	–	9,920
Obligations under finance leases	–	59,276	–	59,276
	–	69,196	–	69,196
As at 31 December 2015 (Audited)
	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held
under operating leases included
in other long-term assets	–	316	–	316
Liabilities
Long-term bank borrowings	–	32,880	–	32,880
Obligations under finance leases	–	50,839	–	50,839
	–	83,719	–	83,719
				19

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

5. REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Traffic revenues
– Passenger	39,298	37,152
– Cargo and mail	2,690	3,217
Tour operations income	1,392	1,481
Ground service income	1,327	1,185
Cargo handling and processing income	217	148
Commission income	15	34
Others	1,396	1,154
	46,335	44,371

6. SEGMENT INFORMATION

(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 6(c) below.

The segment results for the six months ended 30 June 2016 were as follows:

		(Unaudited)
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue
from external customers	44,416	1,916	–	–	46,332
Inter-segment sales	108	287	(395)	–	–
Reportable segment revenue	44,524	2,203	(395)	–	46,332
Reportable segment profit
before income tax	4,272	92	–	210	4,574
Other segment information
Depreciation and amortisation	5,903	76	–	–	5,979
Impairment charges	3	–	–	–	3
Finance income	38	85	(89)	–	34
Finance expenses	1,271	180	(89)	–	1,362
Capital expenditure	15,333	357	–	–	15,690
					21

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

The segment results for the six months ended 30 June 2015 were as follows:

			(Unaudited)
		Airline
		transportation	Other
		operations	segments	Eliminations	Unallocated*	Total
		RMB million	RMB million	RMB million	RMB million	RMB million
	Reportable segment revenue
	from external customers	42,446	1,865	–	–	44,311
	Inter-segment sales	–	192	(192)	–	–
	Reportable segment revenue	42,446	2,057	(192)	–	44,311
	Reportable segment profit
	before income tax	4,530	47	–	113	4,690
	Other segment information
	Depreciation and amortisation	5,126	60	–	–	5,186
	Impairment charges	103	33	–	–	136
	Finance income	52	9	(7)	–	54
	Finance expenses	974	139	(9)	–	1,104
	Capital expenditure	18,551	212	–	–	18,763
22

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(a) CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (cont’d)

The segment assets and liabilities as at 30 June 2016 and 31 December 2015 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 30 June 2016 (Unaudited)
Reportable segment assets	208,716	9,527	(9,182)	2,689	211,750
Reportable segment liabilities	163,645	7,689	(9,182)	51	162,203
At 31 December 2015 (Audited)
Reportable segment assets	189,408	12,045	(8,282)	2,538	195,709
Reportable segment liabilities	156,041	10,260	(8,282)	39	158,058

* Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1) Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(b) The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis. (cont’d)

2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	29,965	28,982
Regional (Hong Kong, Macau and Taiwan)	1,785	1,760
International	14,585	13,629
	46,335	44,371

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		(Unaudited)
		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million
Revenue
Reportable segment revenue		46,332	44,311
– Reclassification of business tax and
expired sales in advance of carriage	(i)	3	60
Consolidated revenue		46,335	44,371
		(Unaudited)
		Six months ended 30 June
		2016	2015
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit		4,574	4,690
– Differences in depreciation charges
for aircraft and engines due to
different depreciation lives	(ii)	(3)	(2)
Consolidated profit before income tax		4,571	4,688
			25

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (cont’d)

			(Unaudited)	(Audited)
			As at	As at
			30 June	31 December
			2016	2015
		Notes	RMB million	RMB million
	Assets
	Reportable segment assets		211,750	195,709
	– Differences in depreciation charges for
	aircraft and engines due to different
	depreciation lives	(ii)	38	41
	– Difference in intangible asset arising from
	the acquisition of Shanghai Airlines	(iii)	2,242	2,242
	Consolidated assets		214,030	197,992
			(Unaudited)	(Audited)
			As at	As at
			30 June	31 December
			2016	2015
			RMB million	RMB million
	Liabilities
	Reportable segment liabilities		162,203	158,058
	– Others		3	3
	Consolidated liabilities		162,206	158,061
26

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

6. SEGMENT INFORMATION (cont’d)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (cont’d)

Notes:

(i) The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii) The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii) The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

7. FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Interest on bank borrowings	975	788
Interest relating to obligations under finance leases and
post-retirement benefits	564	391
Interest on bonds and debentures	90	251
Interest relating to bills payable	128	4
	1,757	1,434
Less: amounts capitalised into advanced payments on
acquisition of aircraft (Note (a)) (Note 13)	(395)	(330)
Interest expenses, net	1,362	1,104
Exchange losses, net (Note (b))	1,355	56
	2,717	1,160

Notes:

(a) The weighted average interest rate used for interest capitalization is 3.44% per annum for the six months ended 30 June 2016 (2015: 2.63%).

(b) The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

8. INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	(Unaudited)
	Six months ended 30 June
	2016	2015
	RMB million	RMB million
Current	925	860
Deferred	116	(29)
	1,041	831

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s branches located in Sichuan, Gansu and Xi’an also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%.

The Company and its subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xi’an and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% (2015: 16.5%), are generally subject to the PRC standard corporate income tax rate of 25% (2015: 25%).

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

9. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB3,230 million and the weighted average number of shares of 13,140 million in issue during the six months ended 30 June 2016. The Company has no potentially dilutive ordinary shares in issue during the six months ended 30 June 2016 (2015: Nil).

10. PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2016 (2015: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

11. PROPERTY, PLANT AND EQUIPMENT

			(Unaudited)
		As at 30 June 2016
		Aircraft,
		engines
		and flight
		equipment	Others	Total
		RMB million	RMB million	RMB million
	Carrying amount at 1 January 2016	122,962	10,280	133,242
	Transfers from advanced payments on
	acquisition of aircraft (Note 13)	13,644	–	13,644
	Other additions	1,868	959	2,827
	Depreciation charges	(5,301)	(404)	(5,705)
	Transfer to assets classified as held for
	sale	(11)	–	(11)
	Transfer to other non-current assets	–	(8)	(8)
	Disposals	(264)	(64)	(328)
	Carrying amount at 30 June 2016	132,898	10,763	143,661

30

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

12. INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Goodwill (Note)	11,270	11,270
Other intangible assets	331	252
	11,601	11,522

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

13. ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

(Unaudited)
As at
30 June
2016
RMB million
At 1 January	21,207
Additions	11,929
Interest capitalised (Note 7)	395
Transfer to property, plant and equipment (Note 11)	(13,644)
At 30 June	19,887
31

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

14. TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

The ageing analysis of trade receivables, based on the invoice date, was as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Within 90 days	2,517	2,608
91 to 180 days	52	105
181 to 365 days	327	90
Over 365 days	303	280
	3,199	3,083
Provision for impairment of receivables	(216)	(216)
Trade receivables	2,983	2,867

Balances with related parties included in trade receivables are summarised in Note 20(c)(i).

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

15.	TRADE AND BILLS PAYABLES
	The ageing analysis of trade and bills payables was as follows:
		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
		RMB million	RMB million
	Within 90 days	1,322	2,060
	91 to 180 days	323	348
	181 to 365 days	434	461
	1 to 2 years	150	414
	Over 2 years	174	429
		2,403	3,712
	Balances with related parties included in trade and bills payable are summarised in Note 20 (c)(ii).
16.	OBLIGATIONS UNDER FINANCE LEASES
		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
		RMB million	RMB million
	Within one year	5,557	6,109
	In the second year	5,335	5,942
	In the third to fifth year inclusive	15,798	16,679
	After the fifth year	28,534	23,669
		55,224	52,399
	Less: amount repayable within one year	(5,557)	(6,109)
	Long-term portion	49,667	46,290
			33

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

17. BORROWINGS
		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
	Note	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured		7,942	14,766
– unsecured		516	5,642
Bonds
– guaranteed		4,793	8,090
– unsecured		3,000	–
		16,251	28,498
Current
Current portion of long-term bank borrowings
– secured		1,623	2,609
– unsecured		58	10,369
Short-term bank borrowings
– unsecured		11,500	7,537
Short-term debentures	(i)	39,000	15,500
Guaranteed bonds		–	2,199
		52,181	38,214
		68,432	66,712

Note:

(i) As at 30 June 2016, the balance represented short-term debentures of RMB39,000 million (31 December 2015: RMB15,500 million) and bore interests at the rates ranging from 2.35% to 3.10% per annum with maturity ranging from 90 days to 270 days.

		China Eastern Airlines Corporation Limited
		Interim Report 2016
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
For the six months ended 30 June 2016
18.	SHARE CAPITAL
		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
		RMB million	RMB million
	Registered, issued and fully paid of RMB1.00 each
	A shares listed on The Shanghai Stock Exchange
	(“A Shares”)
	– Tradable shares held by CEA Holding with
	trading moratorium	–	242
	– Tradable shares held by CES Finance Holding
	Co., Ltd. with trading moratorium	–	457
	– Tradable shares held by other investor with trading
	moratorium	1,327	–
	– Tradable shares without trading moratorium	8,481	7,782
		9,808	8,481
	H shares listed on The Stock Exchange of
	Hong Kong Limited (“H Shares”)
	– Tradable shares held by CES Global Holdings
	(Hong Kong) Limited with trading moratorium	–	699
	– Tradable shares held by Delta Air Lines, Inc.,
	without trading moratorium	466	466
	– Tradable shares without trading moratorium	4,193	3,494
		4,659	4,659
		14,467	13,140
	Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares
	and listed H shares are registered ordinary shares and carry equal rights.
			35

China Eastern Airlines Corporation Limited
Interim Report 2016
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
For the six months ended 30 June 2016
18. SHARE CAPITAL (cont’d)
A summary of movements in the Company’s share capital is as follows:
Number
of Shares
In issue
At 31 December 2015 and 1 January 2016	13,140
Issue of shares (Note)	1,327
At 30 June 2016	14,467

Note:

In June 2016, the Company issued A shares of total 1,327,406,822 shares to Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd. (collectively referred to the “specific subscribers”) through non-public issuance method. The non-public issuance of a shares were subscribed in cash by the specific subscribers at the price of RMB6.44 per share, which increased share capital and other reserve by RMB1,327 million and RMB7,213 million, respectively.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

19. COMMITMENTS

(a)	Capital commitments
	The Group had the following capital commitments:
		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2016	2015
		RMB million	RMB million
	Contracted for:
	– Aircraft, engines and flight equipment (Note)	167,077	106,666
	– Other property, plant and equipment	4,037	3,923
		171,114	110,589

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Within one year	26,993	23,781
In the second year	31,627	26,642
In the third year	41,966	25,579
In the fourth year	26,458	18,793
Over four years	40,033	11,871
	167,077	106,666
		37

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

19. COMMITMENTS (cont’d)

(b) Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Aircraft, engines and flight equipment
Within one year	4,544	4,308
In the second to fifth years, inclusive	13,042	11,638
After the fifth year	10,358	8,977
	27,944	24,923
Land and buildings
Within one year	289	299
In the second to fifth years, inclusive	574	629
After the fifth year	731	814
	1,594	1,742
	29,538	26,665

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 30 June 2016 (2015: 38.61%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional approximately 18.15% and 3.16% of the Company’s shares respectively as at 30 June 2016 (2015: 19.99% and 3.48%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(a) Nature of related parties that do not control or controlled by the Group:

	Name of related party	Relationship with the Group
	Eastern Air Group Finance Co., Ltd.	Associate of the Company
(“Eastern Air Finance Company”)
	Eastern Aviation Import & Export Co., Ltd.	Associate of the Company
(“Eastern Import & Export”)
	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Associate of the Company
(“Shanghai P&W”)
	Eastern Aviation Advertising Service Co., Ltd.	Associate of the Company
(“Eastern Advertising”)
	Jetstar Hong Kong Airways Ltd. (“Jetstar Hong Kong”)	Associate of the Company
	Shanghai Collins Aviation Maintenance Service Co., Ltd.	Associate of the Company
(“Collins Aviation”)
	CAE Melbourne Flight Training Pty Limited	Joint venture of the Company
	Shanghai Eastern Union Aviation Wheels & Brakes Maintenance	Joint venture of the Company
Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)
	Shanghai Technologies Aerospace Co., Ltd.	Joint venture of the Company
(“Technologies Aerospace”)
	Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
	Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
	CEA Development Co., Ltd. (“CEA Development”)	Controlled by the same parent company
	China Eastern Air Catering Investment Co., Ltd. and	Controlled by the same parent company
its subsidiaries (“Eastern Air Catering”)
	CES International Financial Leasing Corporation Limited	Controlled by the same parent company
(“CES Leasing”)
	Beijing Eastern Airlines Investment Co., Ltd.	Controlled by the same parent company
	(“Beijing Dongtou”)	(acquired by the Eastern Investment
in August 2015)
	Shanghai Eastern Aviation Equipment Manufacturing Co., Ltd.	Controlled by the same parent company
(“Eastern Aviation Equipment”)
	TravelSky Technology Limited (“TravelSky”)	A director and vice president of the
Company is a director of Travelsky
40

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(b) Related party transactions

			Income or receipts/
			(expense or payments)
		Pricing policy	Six months ended 30 June
		and decision	2016	2015
Nature of transaction	Related party	process	RMB million	RMB million
With CEA Holding or companies directly
or indirectly held by CEA Holding:
Supply of food and beverages*	Eastern Air Catering	(i)	(483)	(500)
	CEA development	(i)	(25)	–
	Eastern Import & Export	(i)	(19)	–
Handling charges for purchase of	Eastern Import & Export	(ii)	(45)	(50)
aircraft, flight equipment, flight
equipment spare parts, other
property, plant and flight equipment
and repairs for aircraft and engines*
Repairs and maintenance expense for	Shanghai P&W	(ii)	(1,084)	(731)
aircraft and engines	Technologies Aerospace	(ii)	(96)	(110)
	Shanghai Hute	(ii)	(82)	–
	Wheels & Brakes	(ii)	(40)	(51)
Supply of system services	China Kaiya	(ii)	(56)	(14)
Advertising expense*	Eastern Advertising	(ii)	(10)	(8)
Media royalty fee	Eastern Advertising	(iii)	(5)	(1)
Automobile maintenance service,	CEA Development	(ii)	(37)	(57)
aircraft maintenance, providing
transportation automobile and
other products*
				41

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(b) Related party transactions (cont’d)

				Income or receipts/
				(expense or payments)
			Pricing policy	Six months ended 30 June
			and decision	2016	2015
	Nature of transaction	Related party	process	RMB million	RMB million
	Equipment maintenance fee	Eastern Aviation Equipment	(ii)	–	(13)
		Collins Aviation	(ii)	(17)	–
		CEA Development	(ii)	(6)	–
	Property management and	CEA Development	(ii)	(20)	(14)
	green maintenance expenses*
	Supply of hotel accommodation service*	CEA Development	(ii)	(33)	(18)
	Interest income on deposits	Eastern Air Finance	(iv)	14	2
		Company
	Interest income on loans	Jetstar Hong Kong	(iv)	–	6
	Interest expense on loans	Eastern Air Finance	(iv)	(9)	(18)
	Expense on finance lease*	CES Leasing	(ii)	(2,428)	–
	Civil aviation information network	TravelSky	(ii)	(282)	–
	services**
	Land and building rental*	CEA Holding	(ii)	(27)	(25)
42

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(b) Related party transactions (cont’d)

(i) The Group’s pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii) The Group’s pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii) The Group’s pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv) The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates between contract parties.

* These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

** This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(c) Balances with related parties

(i) Amounts due from related parties

	Unaudited	Audited
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Prepayments and other receivables
Eastern Import & Export	134	31
China Kaiya	14	11
Eastern Air Catering	46	–
Technologies Aerospace	–	5
Beijing Dongtou	88	88
Others	10	4
	292	139

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(c) Balances with related parties (cont’d)

(ii) Amounts due to related parties

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2016	2015
	RMB million	RMB million
Trade payable and bills payables
TravelSky	627	548
Eastern Import & Export	187	295
Eastern Air Catering	38	37
Wheels & Brakes	8	8
Technologies Aerospace	3	5
CEA development	2	2
Collins Aviation	2	1
Shanghai Hute	2	–
CEA Holding	1	1
	870	897

				China Eastern Airlines Corporation Limited
				Interim Report 2016
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
For the six months ended 30 June 2016
20.	RELATED PARTY TRANSACTIONS (cont’d)
	(c)	Balances with related parties (cont’d)
		(ii)	Amounts due to related parties (cont’d)
				(Unaudited)	(Audited)
				As at	As at
				30 June	31 December
				2016	2015
				RMB million	RMB million
			Other payables and accruals
			Eastern Import & Export	1,072	303
			Eastern Air Catering	226	253
			CEA Holding	143	160
			TravelSky	139	223
			CEA Development	79	61
			Technologies Aerospace	68	25
			Shanghai P&W	60	259
			Shanghai Hute	20	–
			Wheels & Brakes	17	3
			Collins Aviation	–	3
			Jetstar Hong Kong	–	10
			Others	11	5
				1,835	1,305
				(Unaudited)	(Audited)
				As at	As at
				30 June	31 December
				2016	2015
				RMB million	RMB million
			Obligations under finance leases
			CES Leasing	3,586	5,826
46

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

20. RELATED PARTY TRANSACTIONS (cont’d)

(c) Balances with related parties (cont’d)

(ii) Amounts due to related parties (cont’d)

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

(iii) Short-term deposits and borrowings with associates and CEA Holding

			(Unaudited)	(Audited)
	Average interest rate		As at	As at
	Six months ended 30 June		30 June	31 December
	2016	2015	2016	2015
			RMB million	RMB million
Short-term deposits (included in
cash and cash equivalents)
Eastern Air Finance Company	0.34%	0.34%	217	729
Short-term borrowings
(included in borrowings)
Eastern Air Finance Company	3.98%	2.28%	500	–
Loans (included in prepayments
and other receivables)
CAE Melbourne Flight Training
Pty Limited	5.00%	–	4	–
Loans (included in prepayments
and other receivables)
Jetstar Hong Kong	–	3.63%	–	–

(d) Guarantees by the holding company

As at 30 June 2016, bonds of the Group guaranteed by CEA Holding amounted to RMB4.8 billion (2015: RMB4.8 billion).

China Eastern Airlines Corporation Limited

Interim Report 2016

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For the six months ended 30 June 2016

21. SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

22. DIVIDEND

In its fourth regular meeting in 2016, the Board also considered and approved the 2016 interim profit distribution proposal. It was recommended by the Board that the 2016 interim distribution shall be RMB0.51 per ten shares (inclusive of tax) in cash. The proposal needs to be submitted to the upcoming general meeting for approval (2015: Nil).

23. EVENTS AFTER THE REPORTING PERIOD

On 14 July 2016, the Company issued medium-term notes with a principal of RMB4.0 billion and maturity of 5 years. The debentures bear interest at the rate of 3.39% per annum.

On 20 July 2016, the Company issued medium-term notes with a principal of RMB1.5 billion and maturity of 3 years. The debentures bear interest at the rate of 3.00% per annum.

	China Eastern Airlines Corporation Limited
	Interim Report 2016
SUMMARY OF SELECTED OPERATING DATA
	For the six months ended 30 June
	2016	2015	Change
Capacity
ATK (available tonne – kilometres) (millions)	13,559.48	12,035.22	12.7%
– Domestic routes	6,732.74	6,302.78	6.8%
– International routes	6,435.03	5,345.80	20.4%
– Regional routes	391.71	386.64	1.3%
ASK (available seat – kilometres) (millions)	98,974.60	86,091.04	15.0%
– Domestic routes	62,193.74	57,717.72	7.8%
– International routes	33,963.40	25,642.80	32.4%
– Regional routes	2,817.46	2,730.52	3.2%
AFTK (available freight tonne – kilometres)
(millions)	4,651.76	4,287.03	8.5%
– Domestic routes	1,135.31	1,108.19	2.4%
– International routes	3,378.32	3,037.95	11.2%
– Regional routes	138.13	140.90	–2.0%
Traffic
RTK (revenue tonne – kilometres) (millions)	9,395.65	8,555.50	9.8%
– Domestic routes	4,956.26	4,589.36	8.0%
– International routes	4,186.95	3,723.34	12.5%
– Regional routes	252.44	242.80	4.0%
RPK (revenue passenger – kilometres)
(millions)	80,002.98	69,240.69	15.5%
– Domestic routes	50,631.30	46,708.62	8.4%
– International routes	27,197.36	20,478.14	32.8%
– Regional routes	2,174.31	2,053.93	5.9%
RFTK (revenue freight tonne – kilometres)
(millions)	2,299.89	2,415.14	–4.8%
– Domestic routes	456.52	439.02	4.0%
– International routes	1,783.04	1,914.75	–6.9%
– Regional routes	60.33	61.37	–1.7%
			49

China Eastern Airlines Corporation Limited

Interim Report 2016

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2016	2015	Change
Number of passengers carried (thousands)	48,845.45	44,824.61	9.0%
– Domestic routes	40,197.36	37,334.86	7.7%
– International routes	7,032.00	5,971.18	17.8%
– Regional routes	1,616.09	1,518.56	6.4%

Weight of freight carried (kg) (millions)	660.25	677.22	–2.5%
– Domestic routes	336.03	320.84	4.7%
– International routes	275.00	306.81	–10.4%
– Regional routes	49.23	49.57	–0.7%

Load factors
Overall load factor (%)	69.3	71.1	–1.8pts
– Domestic routes	73.6	72.8	0.8pts
– International routes	65.1	69.6	–4.6pts
– Regional routes	64.4	62.8	1.6pts

Passenger load factor (%)	80.8	80.4	0.4pts
– Domestic routes	81.4	80.9	0.5pts
– International routes	80.1	79.9	0.2pts
– Regional routes	77.2	75.2	2.0pts

Freight load factor (%)	49.4	56.3	–6.9pts
– Domestic routes	40.2	39.6	0.6pts
– International routes	52.8	63.0	–10.2pts
– Regional routes	43.7	43.6	0.1pts

Unit revenue index (including fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.642	4.890	–5.07%
– Domestic routes	5.478	5.711	–4.08%
– International routes	3.509	3.720	–5.67%
– Regional routes	7.000	7.319	–4.36%

China Eastern Airlines Corporation Limited

Interim Report 2016

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2016	2015	Change
Passenger – kilometres yield (RMB)	0.512	0.558	–8.24%
– Domestic routes	0.527	0.551	–4.36%
– International routes	0.465	0.552	–15.76%
– Regional routes	0.735	0.775	–5.16%

Freight tonne – kilometres yield (RMB)	1.170	1.332	–12.16%
– Domestic routes	1.054	1.107	–4.79%
– International routes	1.145	1.329	–13.84%
– Regional routes	2.785	3.031	–8.12%

Unit revenue index (excluding fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.302	4.446	–3.24%
– Domestic routes	5.471	5.636	–2.93%
– International routes	2.805	2.865	–2.09%
– Regional routes	6.199	6.190	0.15%

Passenger – kilometres yield (RMB)	0.474	0.515	–7.96%
– Domestic routes	0.527	0.544	–3.13%
– International routes	0.362	0.433	–16.40%
– Regional routes	0.648	0.659	–1.67%

Freight tonne – kilometres yield (RMB)	1.084	0.998	8.62%
– Domestic routes	0.975	1.025	–4.88%
– International routes	1.060	0.945	12.17%
– Regional routes	2.602	2.444	6.46%

* In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

China Eastern Airlines Corporation Limited

Interim Report 2016

FLEET STRUCTURE

In the first half of 2016, the Group continued to build a modernized fleet in the industry. A total of 42 aircraft of major models including B777-300ER, A320 series and B737 series were introduced while a total of 12 aircraft of older models including EMB145, and B737-300 were retired. The fleet scale of the Group was further expanded and the aircraft models were further made better fit in with the route coverage, contributing to a more reasonable structure of fleet.

As at 30 June 2016, the Group operated a fleet of 581 aircraft, which included 556 passenger aircraft, 9 freighters and 16 business aircraft.

					(Units)
	Fleet structure as at 30 June 2016
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)
Total number of passenger aircraft		415	141	556	5.4

Wide-body aircraft		61	10	71	5.3
1	B777-300ER	14	–	14	0.9
2	B767	6	–	6	15.3
3	A330–300	11	7	18	8.0
4	A330–200	30	3	33	3.8

Narrow-body aircraft		354	131	485	5.4
5	A321	54	–	54	4.5
6	A320	125	39	164	6.5
7	A319	33	4	37	3.9
8	B737–800	80	80	160	3.8
9	B737–700	55	8	63	7.6
10	B737–300	3	–	3	18.1
11	EMB – 145LR	4	–	4	9.1
Total number of freighters		2	7	9	7.0

China Eastern Airlines Corporation Limited

Interim Report 2016

FLEET STRUCTURE

	Fleet structure as at 30 June 2016
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)
12	B747-400F	2	1	3	9.4
13	B777F	–	6	6	5.8
Total number of passenger
aircraft and freighters		417	148	565	5.4

Total number of business aircraft				16

Total number of aircraft				581

Note: B737-300 and EMB-195 models are planned to be retired from the Group’s fleet by 31 December 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation

In the first half of 2016, the global economy was exposed to downside risks and experienced a period of slackened growth. Growth was sluggish in developed economies and diverged among emerging economies. In China, economic performance was stable in general, with the government’s ongoing efforts in fostering an enhanced and upgraded industrial structure and the increased contribution from consumption expenditure. Benefiting from the robust consumption demand arising from the outbound travel of residents, the air passenger transportation market continued to report stable growth. Further, affected by factors including continual decline in the volume of import and export trade and fierce market competition, the air freight transportation market further slowed down in growth. In the first half of 2016, the air transportation industry continued to benefit from the low international crude oil prices, but at the same time it was adversely affected by exchange rate fluctuations, geopolitical conflicts and terrorist attacks overseas.

In face of the complex business environment, the management and all staff of the Group worked together and achieved smooth progress as scheduled in the first half of the year. On the precondition of securing safe operation, the Group enhanced efforts in conducting market research and marketing, flexibly adjusted the deployment of capacity, continued to improve service quality and expedited the pace of transformation of its business. It also strengthened external cooperation at various levels, and made steady progress in projects including the non-public issuance of A Shares. The Group achieved favorable operational results and thus solid performance at the outset of the thirteenth five-year period.

In the first half of 2016, the Group recorded revenue of RMB46,335 million. Profit of the Group decreased slightly due to exchange rate fluctuations. Total profit amounted to RMB4,571 million. Net profit attributable to shareholders of parent company amounted to RMB3,230 million.

Operations

Safe Operation

The Group placed great emphasis on ensuring safe operation and will continue to do so. In the first half of 2016, the Group enhanced its safety management system, strengthened the enforcement of safety responsibilities, intensively proceeded with safety supervision and inspection, uplifted the quality of training for pilots, improved the system of incubating talents with core skills and strictly implemented in-flight safety requirements. The Group had 952,000 safe flying hours and 398,000 take-off and landing flights, which have increased by 9.9% and 7.2%, respectively, over the same period last year.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Marketing

In the first half of 2016, seizing the opportunities brought about by international low oil prices and growth in demand for outbound tourism, the Group stepped up its flight capacity and marketing efforts. Amidst adversity contributed by geopolitical instability around the globe, terrorist attacks overseas and the impact caused by the formation of a high-speed railway network in China, the Company’s passenger traffic volume was 80,002.98 million passenger-kilometres, representing a year-on-year increase of 15.5%. Revenue from passenger transportation amounted to RMB39,298 million, representing an increase of 5.78% year on year.

By proactively optimizing the production structure, the Group adjusted the deployment of flight capacity based on market demand. The flight capacity for passenger transportation grew by 15.0% year-on-year and passenger load factor grew by 0.4 pts year-on-year, to 80.8%. The Group also steadily proceeded with the establishment of the network of transportation hubs. With Shanghai as the core hub, five international routes for long-haul flights have been added to the network, connecting Shanghai and Prague, Amsterdam, Madrid, St Petersburg and Chicago, respectively. Such addition is to optimize transit connection and expand the structure of transit routes. The number of passengers of and revenue generated from interline transit grew by 27.5% and 24.1%, respectively. By enhancing the system of marketing and sales and greatly improving e-commerce channels for direct sales including the official website and mobile user terminals, revenue from direct sales increased by 57.2% and the contribution of which increased by 14.4 pts. Among the selling expenses, handling fee for agency business decreased by RMB420 million year-on-year. Through exploring high-end customer resources, the total number of customers and revenue of direct group customers grew by 63% and 26%, respectively. The number of frequent flyer members reached 27.40 million, representing a year-on-year increase of 10.3%, and the chance of them taking a second flight increased by 4.0 pts.

Service Quality

In the first half of 2016, the Group continued to adhere to the philosophy of “Customer-Oriented and Dedicated Service”. For ground service, air service and online service, the Group has improved its service capability and enhanced its branding, thereby continually uplifting customer experience.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Construction and renovation of 24 new or existing VIP lounges of the Group located in nine major airports has been underway with steady progress. The Group also promoted the use of self-check-in machine service available in domestic and overseas ports. In China, the usage rate of self-check-in machines has exceeded 60%, representing an increase of 17.9 pts year-on-year, and thereafter self-check-in service has become available at both ports to 42 international routes for which Shanghai is a transportation hub, bringing uplifted waiting experience to travelers. Besides, the “comfortable cabin” project has commenced, the Group has started the provision of new wine of the year to create a cozy atmosphere for flight journeys and to uplift the flight experience of travelers. On the back of online notification platform, the Group managed to improve the timeliness and coverage of the notification of flight information on any irregularities. In reliance of such platform, the Group also promoted a global baggage inquiry system, under which the error of wrongful transportation of baggage decreased by 3.51% year-on-year. The self-rebooking system has also been made available online, adding to the further enhancement in the overall quality of online services. On 18 June 2016, the “Eastern Miles” platinum card was duly introduced, further improving the system of high-end customers and forging a dedicated brand for high-end services.

Reform and Transformation

In the first half of 2016, based on the reform initiatives including the expedition of the formation of an e-commerce platform, the continual enhancement in the operations level of the low-cost airline of China United Airlines and the gradual promotion of the market reform of supporting business, the Group made new progress in the course of its transformation.

For e-commerce, the Group expedited the construction of in-flight connection platform, under which internet access has become available in 36 long-haul wide-body aircraft of the Group. The Group also facilitated the construction of e-commerce platform, with 8.7 times and 7.6 times of growth in the number of registered users and the sales amount of air tickets from direct sales, respectively. Besides, the applications of aviation points and the variety of integrated products were further enriched, with 46% and 311% growth in the revenue from aviation points and revenue from direct online sales of integrated products, respectively.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

For low-cost airline business, on the basis of the completion of the all-economy class cabin renovation, China United Airlines continued with the introduction of aircraft with all-economy class layout, thereby effectively enhancing its passenger transportation capability per-flight. Proactive efforts were made to expand the channels of direct sales. The revenue from direct sales increased by 3.2 times, whereas the agency fees decreased by RMB40.87 million year-on-year. Ancillary revenue services including baggage charges, in-flight sales and insurance sales have been launched, thereby achieving the year-on-year increase in non-aviation revenue. Passenger load factor increased by 7.6 pts, which further increased its operational efficiency.

Regarding the market reform of supporting business, the Group continued to step up the construction of external aviation service centres and fostered the market-oriented operation of ground service business. Seven customers including Scandinavian Airline and Austria Airline have been added. External aviation agency of Pudong Airport accounts for an uplifted 66.6% market share. Revenue amounted to RMB120 million.

External Cooperation and Major Projects

In the first half of 2016, the Group continued to enhance and intensify its external cooperation. Ongoing efforts have been made to foster the implementation of major projects.

On the back of the cooperation platform of SkyTeam Alliance, the Group continued to enhance its cooperation with member airlines in the SkyTeam Alliance. In collaboration with Delta Air Lines, the Group has forged an industry-leading aviation network between China and the United States, with nine international routes and 116 domestic routes in the two countries adopting code-sharing, with a view to uplifting the operation capability of the transportation hubs and shorten the transit time. The Group’s cooperation with Air France further expanded the route coverage; code-sharing has been achieved for 55 routes in Central Europe. Through the aforesaid cooperation, there has been substantial growth in the Group’s carriage of member customers under the alliance and also in the alliance partners’ carriage of the Company’s customers. The Group has due regards for and will continue to strengthen the cooperation with airlines which are not members of the alliance. Under its increasingly enhanced cooperation with Qantas in joint sales, ground service etc., 26 new code-sharing destinations in China and Australia have been added to the list.

China Eastern Airlines Corporation Limited
Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

In addition, the Group proactively extended its cooperation with world-famous tourism brands. Its cooperation with Ctrip in different areas represents a new mode of cooperation under which capital fund is leveraged to establish the "aviation + internet" combination. In its strategic cooperation with Shanghai Disneyland Resort, having obtained the sole right of airline brand display in Shanghai Disneyland Resort, the Group has launched six models of colour-painted aircraft and products of "air ticket + entry ticket" packages. Direct access to the Group's customer service hotline 95530 from the official hotels of Disneyland Resort has also been made available.

In the first half of 2016, amidst the adversity under the significant fluctuations of the capital market in China, the Group completed the issuance of A Shares on a non-public basis to four investors including Ctrip and China National Aviation Fuel, with proceeds of approximately RMB8,548 million, thereby further optimizing the structure of assets and liabilities of the Group. To capture future opportunities arising from the market of long-haul routes, the Group entered into agreements with Boeing and Airbus, respectively for the introduction of fifteen B787-9 and twenty A350-900 aircraft, after rounds of negotiation. The aforesaid new generation of long-haul wide-body aircraft is expected to be delivered to the Group during the period 2018–2022.

Social Responsibilities

While pursuing its own sustainable corporate development, the Group has always incorporated a social responsibility philosophy into corporate decision making, production and operations, which seeks to unify corporate development and social responsibility.

In the first half of 2016, the Group's large-scale charitable programme "Love at China Eastern Airlines" launched 5,629 projects in total, with 277,061 participants from our staff team, serving a total of 286,318 people in a total of 822,136 service hours.

In the first half of 2016, the Group was bestowed "Best China Airline" for the second consecutive year at the TTG (Asia Media) China Travel Awards. The Group's social responsibility report 2015 and the "Winning of Youth" (贏在青春) project were granted the "Golden Bee – Leading Enterprises Award" (金蜜蜂領袖型企業獎) and "2015 Golden Bee CSR Competitiveness Outstanding Cases Collection" (金蜜蜂2015年責任競爭力優秀案例) by organizations including China WTO Tribune (WTO經濟導刊) and GIZ (德國國際合作機構).

58

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Overview

Operating Revenues

In the first half of 2016, there was an increase in the Group’s passenger revenues, which amounted to RMB39,298 million, representing an increase of 5.78% from the same period last year, and accounted for 93.59% of the Group’s traffic revenues. Passenger traffic volume was 80,002.98 million passenger-kilometres, representing an increase of 15.5% from the same period last year.

The passenger traffic volume of the Group’s domestic routes was 50,631.30 million passenger-kilometres, representing an increase of 8.4% from the same period last year. Compared to the first half of 2015, domestic passenger revenues increased by 3.23% to RMB25,285 million, accounting for 64.34% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 27,197.36 million passenger-kilometres, representing an increase of 32.8% from the same period last year. Compared to the same period of 2015, international passenger revenues increased by 12.07% to RMB12,422 million, accounting for 31.61% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 2,174.31 million passenger-kilometres, representing an increase of 5.9% from the same period last year. Compared to the first half of 2015, regional passenger revenues increased by 1.08% to RMB1,591 million, accounting for 4.05% of the Group’s passenger revenues.

In the first half of 2016, the Group’s cargo and mail traffic volume was 2,299.89 million tonne-kilometres, representing a decrease of 4.8% from the same period last year; cargo and mail traffic revenues amounted to RMB2,690 million, representing a decrease of 16.38% from the same period last year, and accounting for 6.41% of the Group’s traffic revenues.

In the first half of 2016, other revenues of the Group amounted to RMB4,347 million, representing an increase of 8.62% from the same period last year.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Expenses

In the first half of 2016, the Group’s total operating costs were RMB41,951 million, representing an increase of 2.56% from the same period last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most significant operating costs of the Group. In the first half of 2016, the average price of fuel decreased by 29.66% from the same period last year. The Group’s total aircraft fuel consumption was approximately 2,879,700 tonnes, representing an increase of 12.57% from the same period last year. Jet fuel expenditures of the Group reached RMB8,363 million, representing a decrease of 20.82% from the same period last year.

In the first half of 2016, the Group’s take-off and landing charges amounted to RMB5,794 million, representing an increase of 14.01% from the same period last year, and was primarily due to the increase in the number of take-off and landing of the Group.

In the first half of 2016, the Group’s depreciation and amortisation amounted to RMB5,801 million, representing an increase of 15.77% from the same period last year, and was primarily due to the introduction of new aircraft and engines by the Group, resulting in a greater base for depreciation.

In the first half of 2016, the Group’s wages, salaries and benefits amounted to RMB8,314 million, representing an increase of 9.74% from the same period last year, and was primarily due to an increase in remuneration brought about by business growth.

In the first half of 2016, the Group’s aircraft maintenance expenses amounted to RMB2,259 million, representing an increase of 19.15% from the same period last year, and was primarily due to an increase in repairing of engines.

In the first half of 2016, the Group’s food and beverage expenses amounted to RMB1,401 million, representing an increase of 15.59% from the same period last year, and was primarily due to the increase in the number of passengers carried.

In the first half of 2016, the Group’s aircraft operating lease rentals amounted to RMB2,317 million, representing an increase of 5.32% from the same period last year, and was primarily due to the increase in the number of aircraft held under operating leases.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2016, the Group’s other operating lease rentals amounted to RMB345 million, representing an increase of 6.15% from the same period last year, and was primarily due to the increase in the number VIP rooms rented.

In the first half of 2016, the Group’s selling and marketing expenses amounted to RMB1,631 million, representing a decrease of 13.61% from the same period last year, and was primarily due to a year-on-year decrease in the handling fees of agency businesses brought by the increase in the proportion of direct sales.

In the first half of 2016, the amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China by the Group was RMB945 million, representing an increase of 7.63% from the same period last year. This increase was primarily due to the increase in the miles flown by the Group.

In the first half of 2016, the Group’s ground service and other expense amounted to RMB2,769 million, representing a decrease of 0.89% from the same period last year.

In the first half of 2016, the Group’s indirect operating expenses were RMB2,009 million, representing an increase of 49.04% from the same period last year. This was primarily due to an increase in corresponding expenses following the expansion of fleet scale of the Group.

Other Operating Income

In the first half of 2016, other operating income of the Group amounted to RMB2,772 million, representing an increase of 22.87% from the same period last year, primarily due to the increase in income from cooperative routes and increase in income from government grants.

Finance Income/Costs

In the first half of 2016, the Group’s finance income was RMB34 million, representing a decrease of 37.04% from the same period last year. Finance costs amounted to RMB2,717 million, representing an increase of 134.22% from the same period last year, primarily due to an increase in net exchange losses recognised during the reporting period brought by an appreciation of USD against RMB.

Profit

In the first half of 2016, the Group’s profit attributable to the equity shareholders of the Company decreased by RMB332 million from the same period last year to RMB3,230 million. Earnings per share attributable to the equity shareholders of the Company were RMB0.2458.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Structure

The Group monitors its capital position on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2016, the debt ratio of the Group was 75.79%, representing a decrease of 4.04 pts from the same period last year.

As at 30 June 2016, the Group’s current liabilities exceeded its current assets by RMB56,863 million. The Group has been and believes it will continue to be capable of satisfying its working capital requirements through obtaining loans from banks, bonds and various financing means.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2015 and 30 June 2016, the Group’s cash and cash equivalents amounted to RMB833 million and RMB13,214 million, respectively. In the first half of 2015 and first half of 2016, net cash inflow generated from the Group’s operating activities was RMB10,241 million and RMB10,535 million, respectively.

Capital expenditures for the purchase of aircraft etc. were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing etc.. In the first half of 2015 and first half of 2016, the Group’s net cash outflow from investment activities was RMB11,402 million and RMB16,372 million, respectively. Net cash inflow from the Group’s financing activities was RMB695 million and RMB9,881 million, respectively.

As at 31 December 2015 and 30 June 2016, the Group’s borrowings payable within one year were RMB38,214 million and RMB52,181 million, respectively. As at 31 December 2015, the Group’s borrowings payable within one to two years, within three to five years and beyond five years were RMB10,306 million, RMB8,224 million and RMB9,968 million, respectively, as compared to RMB1,731 million, RMB7,082 million and RMB7,438 million, respectively, as at 30 June 2016.

The Group’s obligations under finance leases as at 31 December 2015 and 30 June 2016, converted into RMB, were RMB52,399 million and RMB55,224 million, respectively. As at 31 December 2015, the Group’s lease obligations payable within two years, within three to five years and beyond five years were RMB12,051 million, RMB16,679 million and RMB23,669 million, respectively, as compared to RMB10,892 million, RMB15,798 million and RMB28,534 million, respectively, as at 30 June 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2015, the Group’s obligations under finance leases comprised USD-denominated obligations of USD7,753 million, SGD-denominated obligations of SGD178 million, HKD-denominated obligations of HKD1,072 million and JPY-denominated obligations of JPY6,395 million. As at 30 June 2016, the Group’s obligations under finance leases comprised USD-denominated obligations of USD6,916 million, SGD-denominated obligations of SGD166 million, HKD-denominated obligations of HKD1,005 million and JPY-denominated obligations of JPY5,939 million, RMB-denominated obligations of RMB7,300 million.

As at 31 December 2015, the Group’s borrowings comprised USD-denominated borrowings of USD5,689 million and RMB-denominated borrowings of RMB29,769 million. Fixed-rate borrowings accounted for 47.80% of the total borrowings, and floating-rate borrowings accounted for 52.20% of the total borrowings. As at 30 June 2016, the Group’s borrowings comprised USD-denominated borrowings of USD809 million and RMB-denominated borrowings of RMB58,586 million. Fixed-rate borrowings accounted for 85.22% of the total borrowings, and floating-rate borrowings accounted for 14.78% of the total borrowings.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, obligations under finance leases, super short-term commercial paper and bonds payable) as at 31 December 2015 and 30 June 2016 were RMB119,111 million and RMB123,656 million, respectively, and the proportion of short-term liabilities accounted for 37.21% and 46.69%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term and the long-term liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2015 and 30 June 2016, the Group’s USD-denominated liabilities accounted for 73.28% and 41.43%, respectively, of total liabilities for the relevant periods while RMB-denominated liabilities accounted for 24.99% and 53.28%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD1,466 million. As at 30 June 2016, such amount was USD1,658 million and these agreements will expire between the second half of 2016 and 2025.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Exchange Rate Fluctuation

As at 30 June 2016, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB57,770 million, of which USD liabilities accounted for 88.68% of the total interest-bearing liabilities denominated in foreign currencies. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss arising from the conversion of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group’s foreign currency hedging contracts mainly involve the selling of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2015, the subsisting foreign currency hedging contracts held by the Group amounted to a notional amount of USD12 million. Such amount was USD9 million as at 30 June 2016, and will expire in 2017.

Fluctuation of Aircraft Fuel Prices

In the first half of 2016, assuming other factors remain unchanged, if the average price of aircraft fuel had increased or decreased by 5%, aircraft fuel costs of the Group would have increased or decreased by approximately RMB418 million.

In the first half of 2016, the Group did not engage in any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2015, the value of the Group’s relevant assets used to secure certain bank loans was RMB29,147 million. As at 30 June 2016, the value of the Group’s relevant assets pledged to secure certain bank loans was RMB18,239 million, representing a decrease of 37.42% when compared to that as at 31 December 2015.

As at 30 June 2016, the Group had no material contingent liabilities.

Human Resources

As at 30 June 2016, the Group had 72,010 employees, the majority of whom were employed in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Compliance With the Relevant Laws and Regulations Which May Have a Significant Impact on the Company

As at 30 June 2016, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

Risk Analysis

1. Macro-economic Risk

The aviation transportation industry is closely connected to macro-economic development. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macro-economic climate worsens, the Company’s results of operations and financial condition may be adversely affected.

The Company paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from economic restructuring, consumption upgrade of residents, development of tourism economy and low international fuel prices to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2. Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Company.

With respect to industrial policies and regulations, the Company played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

3. Flight Safety Risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Company.

The Company regularly convened flight safety meetings, analyzed and reported on the Company’s flight status in a timely manner and planned for flight safety management. The Company established a comprehensive flight training control mechanism to enhance the quality of pilot training.

4. Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

With reference to terror cases in recent years, the Company demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Company will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Company will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5. Core Resources Risk

The rapid growth of the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), resources of air traffic rights and time slot resources. If the core resources reserves of the Company fail to adequately support the rapid growth of the Company’s operational scale, the business and operations of the Company may be adversely affected.

The Company promoted the building of corporate culture of “Love at China Eastern Airlines” and further improved its incentive scheme for core technical staff to inspire loyalty from talents. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Company proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources, to continuously optimize the route network of both Shanghai core hub and Xi’an and Kunming regional hubs.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

6. Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing inputs on flight capacity in the Chinese market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Company’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Company may be adversely affected accordingly.

There is a certain level of interchangeability between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and webified, certain route of the Company will experience larger competitive pressure.

The Company actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network which covered the whole country and connected to the whole world.

Under the impact of other means of transportation, the Company focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great effort into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Company’s revenue from fuel surcharge and accordingly the Company’s results of operations.

In the first half of 2016, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Company would have increased or decreased by approximately RMB418 million.

In the first half of 2016, the Company seized the opportunities arising from the low international fuel prices, actively boosting its flight capacity and optimized the production structure. As a result, the Company achieved favorable results of operations. The Company will actively review the trend of oil prices and, with mandates from the Board, carefully assess the necessity of conducting aviation fuel hedging activities.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

8. Exchange Rate Fluctuation Risk

As the Company’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Company’s profit for that period and causes larger impact on the Company’s operating results.

As at 30 June 2016, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Company’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million
			Effect on other
	Effect on the net profit		comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD	–375	375	1	–1

In the first half of 2016, the Company expanded its financing channels by means of issuing super short-term commercial paper and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Company’s debt. As at the end of June 2016, the proportion of USD-denominated debts in the Company’s interest-bearing debts decreased to 41.43%.

In the future, the Company will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Company’s debt and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Company’s operation.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

9. Interest Rate Fluctuation Risk

The majority of the Company’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Company’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Company’s finance costs.

As at 30 June 2016, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Company’s net profit and other comprehensive income would have been as follows:

				Unit: RMB million

			Effect on other
	Effect on the net profit		comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate
instruments	–98	98	–21	21

The Company intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Company will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10. Information Technology Safety Risk

The development of all businesses in the Company’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Company. If there are any design discrepancies, operational default or interruption in the network information system of the Company, or if it experiences external network attacks, the Company’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Company. Future upgrades of information technology that are required will challenge the reliability of the Company’s existing systems.

The Company initiated an emergency response training of the information system and commenced the construction of Xi’an disaster backup centre. The Company implemented security code review and security protection in the boundaries of the internet and the data centre, optimized the multi-dimensional security protection system and elevated the overall security protection level on the Company’s information system.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

11. Development and Transformation Risk

While the Company expands to new international markets, carries out external investments, mergers and acquisitions, and conducts structural adjustments in existing business and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Company.

During the process of transformation, the Company explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, commence structural adjustments in the existing business and assets, with new requirements for the overall operating management abilities of the Company. Some of the Company’s transforming projects or business adjustments may be unable to achieve expected goals.

The Company has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets and external investment and acquisition and mergers, and structural adjustments in the existing business and assets.

12. Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Company’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Company.

The Company focused on the suppliers who are closely related to its production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

13. Securities Market Fluctuations Risks

The Company’s share price is not only dependent on its current results and projection for future operations, but also factors including policy environment, macro economy, flow of market capital and investor sentiment. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company’s capital operations and implementation of projects.

The Company continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Company strengthened communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage and gave timely response to the market.

14. Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Company. The Company strove to develop and refine its emergency response mechanism and emergency response plan in order to avoid or mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Outlook for the Second Half of 2016

The Group would like to bring to the attention of readers of this announcement that this announcement contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2016 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements.

In the second half of 2016, greater uncertainties exist in the global economy as affected by the decision of withdrawal of the United Kingdom from the European Union in the Brexit referendum and the escalated disputes in the geopolitics worldwide. It is expected that economic recovery will be weak on a full-year basis. In July 2016, the International Monetary Fund downward-adjusted the projection of the pace of growth of the world economy and total trade volume. In China, albeit the downside pressure on economic growth, it is anticipated that a mid-to-high pace of growth will persist. With the further optimization of the economic structure, especially the rapid development of the service industry and the start of an era of general public tourism as well as the stronger role played by consumption in driving economic growth, the demand for air passenger transportation is expected to maintain robust growth, whilst the demand for air freight transportation is expected to be relatively sluggish.

In face of a complicated and dynamic external environment, the Company will continue to seize the opportunities arising from the low oil prices, the rising demand for tourism and consumption and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results:

1. reinforcing the application of safety systems, intensifying operation inspection, fostering development of safety culture, improving flying techniques and abilities, enhancing the development of aviation security, to assure flight safety on an ongoing basis;

2. seizing the opportunities presented by the summer peak season, riding on scientific market research, implementing precise allocation of flight capacity, optimizing flight seating management, improving fare management, thereby effectively uplifting operational efficiency;

3. intensifying the development of hub network, strengthening the deployment of international route network, stepping up efforts in international marketing and sales, proactively exploring high-end customers in the international market, intensifying level of cooperation with overseas airlines, and steadily pressing ahead with its strategy of international development;

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

4. building an IT system for managing the service quality, uplifting the normalization of flights, optimizing the mechanism for coping with flight irregularities, pressing ahead with the development of integration of online services and products, building the image of high-end service of the platinum card, and continually improving service experience;

5. strengthening the analysis of and research on the movements of oil prices, exchange rates and interest rates, strengthening risk control, proactively expanding financing channels, optimizing the debt structure of the Company and exercising stricter control over costs;

6. fostering the market reform of maintenance and ground service business, expediting the establishment of in-flight internet access and e-commerce platforms, uplifting the level of operation of the low-cost airline of China United Airlines, seeking to achieve new progress of the reform and transformation of the Company.

Fleet Plan

In the future, the Group will seek to maintain a streamlined and effective fleet structure, and a good match between aircraft models and aviation routes.

Introduction and Retirement Plan of Aircraft for the Second Half of 2016 to 2018

							(Units)
No.	Model	Second Half of 2016		2017		2018
		Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

Total number of
passenger aircraft		30	14	52	18	66	15

Wide-body aircraft		2	–	11	2	14	14
1	B777-300ER	2	–	4	–	–	–
2	A350	–	–	–	–	2	–
3	B787	–	–	–	–	4	–
4	A330 series	–	–	7	–	8	10
5	B767	–	–	–	2	–	4

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

No.	Model	Second Half of 2016		2017		2018
		Introduction	Retirement	Introduction	Retirement	Introduction	Retirement

Narrow-body aircraft		28	14	41	16	52	1
6	A320 series	14	4	15	1	15	–
7	B737 series	14	6	26	15	37	1
8	EMB-145	–	4	–	–	–	–
Total number of
freighters		–	–	–	1	–	–
9	B747-400F	–	–	–	1	–	–
	Total	30	14	52	19	66	15

Notes:

1. As at 30 June 2016, according to confirmed orders, the Group also planned to introduce 146 aircraft and retire 10 aircraft in 2019 and future years;

2. The Group’s plans of the introduction and retirement of aircraft in future will be subject to factors including the market demand in the aviation transportation market, delivery schedule of aircraft manufacturers and the flight capacity deployment of the Company, which will lead to adjustments in the quantity and timing for the introduction and retirement of aircraft in future.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Significant Events

1. Share Capital

As at 30 June 2016, the share capital structure of the Company is set out as follows:

				Approximate
				percentage in
			Total number	shareholding
			of shares	(%)
I	A Shares
	1.	Listed shares with trading moratorium	1,327,406,822	9.18
	2.	Listed shares without trading moratorium	8,481,078,860	58.62
II	H Shares
	1.	Listed shares without trading moratorium	4,659,100,000	32.20
III	Total number of shares		14,467,585,682	100

Explanation notes:

1. On 30 June 2016, the Company completed the issuance of 1,327,406,822 listed A shares with trading moratorium to Shanghai Licheng Information Technology Consulting Co., Ltd. ( ), China National Aviation Fuel, China COSCO Shipping Corporation Limited ( ) and Caitong Fund Management Co., Ltd. ( ), at an issue price of RMB6.44 per share with a nominal value of RMB1 per share, and the lock-up period was 12 months. For details, please refer to the announcement issued by the Company in Hong Kong on 4 July 2016.

2. As at the date of this report, the Company had 1,327,406,822 listed A shares with trading moratorium, which were held by Shanghai Licheng Information Technology Consulting Co., Ltd. ( ), China National Aviation Fuel, China COSCO Shipping Corporation Limited ( ) and Caitong Fund Management Co., Ltd. ( ), 8,481,078,860 listed A shares without trading moratorium, and 4,659,100,000 listed H shares without trading moratorium. The total number of shares were 14,467,585,682 shares.

3. In April 2013, the Company issued 241,547,927 and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis. CEA Holding and CES Finance undertook that they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares. As at 17 April 2016, both CEA Holding and CES Finance were in strict compliance with the aforesaid undertaking. On 18 April 2016, the shares with trading moratorium held by CEA Holding and CES Finance became available for trading. Both CEA Holding and CES Finance undertook that they shall not, within 24 months from 18 April 2016, dispose of the aforesaid A shares which have been released from the restriction on trading.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

2. Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of senior management, had, as at 30 June 2016, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2016, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2016, a substantial shareholder (as defined in the Listing Rules) of the Company:

				As at 30 June 2016
			Approximate	Approximate	Approximate
			percentage of	percentage of	percentage of
			shareholding	shareholding	shareholding
			in the	in the	in the
			Company’s	Company’s	Company’s
	Type of	Number of	total issued	total issued	total issued
Name of Shareholders	shares	shares held	share capital	A shares	H shares
CEA Holding (Note 1)	A shares	5,530,240,000	38.23%	56.38%	–

CEA Holding (Note 2)	H shares	2,626,240,000	18.15%	–	56.37%

HKSCC Nominees Limited	H shares	4,182,749,289	28.91%	–	89.78%
(Note 3)

Delta Air Lines (Note 4)	H shares	465,910,000	3.22%	–	10.00%

China National Aviation Fuel	A shares	586,300,252	4.05%	5.98%	–
(Note 5)

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

Notes:

Based on the information available to the Directors as at 30 June 2016 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2016:

1. Among such A shares, 5,072,922,927 A shares (representing approximately 51.72% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 4.66% of the Company’s then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2. Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3. Among the 4,182,749,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 56.37% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

4. Such H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group’s then total issued H shares.

5. Such A shares were held by China National Aviation Fuel in the capacity of beneficial owner, and represented approximately 5.98% of the Group’s then total issued A shares.

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2016, among the 4,182,749,289 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be and was disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

3. Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2016 are as follows:

					Number of
					listed
					A shares of	Capacity in
					the Company	which the
			Effective date and expiry		held–personal	A shares
Name	Position	Age	date of appointment		interest	were held
					(shares)

Liu Shaoyong	Chairman	57	15 June 2016	30 June 2019	0	–
Ma Xulun	Vice Chairman, President	51	15 June 2016	30 June 2019	0	–
Xu Zhao	Director	47	15 June 2016	30 June 2019	0	–
Gu Jiadan	Director	59	15 June 2016	30 June 2019	0	–
Li Yangmin	Director, Vice President	52	15 June 2016	30 June 2019	3,960	Beneficial Owner
					(Note 1)
Tang Bing	Director, Vice President	49	15 June 2016	30 June 2019	0	–
Tian Liuwen	Director, Vice President	56	15 June 2016	30 June 2019	0	–
Li Ruoshan	Independent	67	15 June 2016	30 June 2019	0	–
	Non-executive Director
Ma Weihua	Independent	68	15 June 2016	30 June 2019	0	–
	Non-executive Director
Shao Ruiqing	Independent Non-executive	58	15 June 2016	30 June 2019	0	–
	Director
Cai Hongping	Independent Non-executive	61	15 June 2016	30 June 2019	0	–
	Director
Xi Sheng	Chairman of the Supervisory	53	15 June 2016	30 June 2019	0	–
	Committee
Ba Shengji	Supervisor	58	15 June 2016	30 June 2019	0	–
Hu Jidong	Supervisor	58	15 June 2016	30 June 2019	0	–
Feng Jinxiong	Supervisor	53	15 June 2016	30 June 2019	0	–
Jia Shaojun	Supervisor	48	15 June 2016	30 June 2019	0	–
Wu Yongliang	Vice President, Chief	53	15 June 2016	30 June 2019	3,696	Beneficial Owner
	Financial Officer				(Note 2)
Feng Liang	Vice President	52	15 June 2016	30 June 2019	0	–
Sun Youwen	Vice President	56	15 June 2016	30 June 2019	62,731	Beneficial Owner
					(Note 3)

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

					Number of
					listed
					A shares of	Capacity in
					the Company	which the
			Effective date and expiry		held–personal	A shares
Name	Position	Age	date of appointment		interest	were held
					(shares)
Wang Jian	Board Secretary, Company	43	15 June 2016	30 June 2019	0	–
	Secretary and Authorised
	Representative
Ji Weidong	Independent	59	26 June 2013	15 June 2016	0	–
	Non-executive Director
Yu Faming	Chairman of the	62	26 June 2013	15 June 2016	0	–
	Supervisory Committee
Xu Haihua	Supervisor	55	16 June 2015	15 June 2016	0	–
Total	–	–	–	–	70,387	–

Note 1: representing approximately 0.000027% of the Company’s total issued shares as at 30 June 2016.

Note 2: representing approximately 0.000026% of the Company’s total issued shares as at 30 June 2016.

Note 3: representing approximately 0.00043% of the Company’s total issued shares as at 30 June 2016.

Save as disclosed above, as at 30 June 2016, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or (ii) recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors for this purpose).

China Eastern Airlines Corporation Limited
Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

4. Non-Public Issuance of A Shares

On 23 April 2015, the Company held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting for consideration. In June 2015, the Company received the Guo Zi Chan Quan [2015] No.354 (國資委《國資產權[2015]354號》) from the SASAC, in which it agreed in principle such non-public issuance of A shares of the Company. On 16 June 2015, the Company held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting, which considered and passed the relevant resolutions regarding the non-public issuance of A shares. On the same date, the Company held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of non-public issuance of A shares were considered and passed. In July 2015, the Company received the Notice of Acceptance of Application for Administrative Approval (中國證監會《行政許可申請受理通知書》)(No.151777) from CSRC, accepting the application of the Company for the non-public issuance of A shares. On 9 December 2015, the Public Offering Review Committee of CSRC considered and approved the application relating to the non-public issue of A Shares of the Group at the 203rd working conference.

On 8 January 2016, the Company received from the CSRC the "Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited" (Zheng Jian Xu Ke [2016] No.8) (《關於核准中國東方航空股份有限公司非公開發行股票的批覆》(證監許可[2016]8號)), approving the non-public issuance of no more than 2,329,192,546 A shares by the Company. On 30 June 2016, the Company completed the issuance of 1,327,406,822 A Shares to Shanghai Licheng Information Technology Consulting Co., Ltd. (上海勵程信息技術諮詢有限公司), China National Aviation Fuel (中航油), China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司) and Caitong Fund Management Co., Ltd. (財通基金管理有限公司). For details, please refer to the announcement issued by the Company in Hong Kong on 23 April 2015, 1 June 2015, 16 June 2015, 2 July 2015, 9 December 2015, 8 January 2016 and 4 July 2016.

80

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

5. Further Details of the Issuance of H Shares to Delta Air Lines

On 27 July 2015, the Company entered into a conditional subscription agreement with Delta Air Lines, pursuant to which, Delta Air Lines agreed to subscribe for 465,910,000 newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000.

On 9 September 2015, the Group completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines (the “Subscription”). HK$7.49 per H Share issued represents a premium of approximately 8.6% to the closing price of HK$6.90 per H Share as quoted on the Hong Kong Stock Exchange on 22 July 2015, being the last trading day immediately preceding the date of the subscription agreement entered into by the Company and Delta Air Lines.

The gross proceeds from the Subscription were approximately HK$3,489 million and the net proceeds from the Subscription were approximately HK$3,474 million (after deduction of expenses of the Subscription payable by the Group). The net proceeds per H Share upon completion of the Subscription (after deduction of expenses of the Subscription payable by the Group) was approximately HK$7.46. The proceeds from the Subscription were fully used for the purchase of aviation fuel from overseas. As of 31 December 2015, the proceeds from the Subscription had been fully utilized.

For details, please refer to the announcements issued by the Company in Hong Kong on 27 July 2015, 1 September 2015 and 9 September 2015 and the annual report for the year ended 31 December 2015 published by the Company on 22 April 2016.

6. Dividends

In considering and approving the 2015 profit distribution proposal, the Board also proposed, in 2016, an interim cash dividend distribution of not less than 40% of the net profit (i.e. RMB737 million) of the parent company for the year 2015 under the domestic accounting principles.

In its fourth regular meeting in 2016, the Board also considered and approved the 2016 interim profit distribution proposal. It was recommended by the Board that the 2016 interim distribution be RMB0.51 per ten shares (inclusive of tax) in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the total distribution would be approximately RMB738 million (inclusive of tax) in cash.

The independent non-executive directors of the Company are of the view that the aforesaid interim profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the Articles of Association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

The aforesaid interim profit distribution proposal of the Group for the year 2016 is subject to consideration and approval by the shareholders at the forthcoming general meeting of the Company.

If the 2016 interim profit distribution proposal is considered and approved on the general meeting, the Company plans to distribute the 2016 interim profits on 7 December 2016 to all holders of its H shares after the close of trading on the Hong Kong Stock Exchange as at 7 November 2016 and to all holders of its A shares registered on China Securities Depository and Clearing Corporation Limited after the close of trading on the Shanghai Stock Exchange as at 6 December 2016.

In order to determine the holders of H shares who are entitled to receive the 2016 interim profits, the register of holders of H shares of the Company will be closed from Wednesday, 2 November 2016 to Monday, 7 November 2016 (both days inclusive). In order to be entitled to receive the 2016 interim profits (if approved), holders of H shares of the Company whose transfers have not been registered must lodge the transfer forms and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 1 November 2016.

7. Purchase, Sale or Redemption of Securities

During the first half of 2016, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

During the six months ended 30 June 2016, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

8. Material Litigation

For the six months ended 30 June 2016, the Group was not involved in any material litigation, arbitration or claim.

9. Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the six months ended 30 June 2016 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed regulations regarding the Board and securities affairs and revised the Work Procedures of Independent Directors, Work Procedures of Board Secretary, Articles of Association of the Audit and Risk Management Committee of the Board and Articles of Association of the Planning and Development Committee of the Board, to effectively safeguard the standardized operation of the Company.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

10. Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2016 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

11.	Changes in Personnel
Cessation

	Name	Date of Cessation	Reason for Change	Position
	Ji Weidong	15 June 2016	Work-related reason	Independent non-
executive director

	Yu Faming	15 June 2016	Retirement	Chairman of
Supervisory
Committee

	Xu Haihua	15 June 2016	Work-related reason	Supervisor

Appointment

Date of
Name	Appointment	Reason for Change	Position
Cai Hong Ping	15 June 2016	Elected at the 2015	Independent non-
		annual general	executive director
meeting

Hu Jidong	15 June 2016	Elected at the second	Supervisor
joint meeting of team
leaders in 2016 of
the sixth session
of the employee’s
representatives
conference

Jia Shaojun	15 June 2016	Elected at the 2015	Supervisor
annual general
meeting

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

12.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the
Listing Rules

		Name of	Position(s) held	Date of	Date of
	Name	other entities	in other entities	appointment	cessation
	Li Yangmin	Eastern Airlines Logistics	Executive Director	December 2012	June 2016
Co., Ltd.

	Tian Liuwen	Eastern Airlines Logistics	Executive Director	June 2016	–
Co., Ltd.

	Wu Yongliang	Eastern Airlines Hotel Co., Ltd.	Executive Director	December 2013	January 2016

13.	Provision of guarantees

		Unit: RMB thousand
	Guarantees provided by the Company for controlled subsidiaries
	Total amount of guarantees provided for subsidiaries	3,000,000
	during the reporting period
	Total amount of guarantees for subsidiaries outstanding at the end	6,146,137
	of the reporting period

	Total amount of guarantees of the Company (including those provided
	for controlled subsidiaries)
	Total amount of guarantees	6,146,137
	Total amount of guarantees as a percentage of the Company’s net assets (%)	12.40
	Including:
	Guarantees provided for shareholders, de facto controllers	0
	and related parties
	Amount of debt guarantees provided directly or indirectly for companies	6,000,000
	with debt ratio of over 70%
	The amount of guarantees in excess of 50% of the net assets	0
	Total amount of the above three guarantee items	6,000,000

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

14. Miscellaneous

The Company wishes to highlight the following information:

1. On 18 January 2016, the Company completed the issuance of the 2016 first tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. On 18 April 2016, the Company redeemed the 2016 first tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 18 January and 7 April 2016.

2. On 20 January 2016, the Company completed the issuance of the 2016 second tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. On 19 April 2016, the Company redeemed the 2016 second tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 21 January and 11 April 2016.

3. On 18 March 2016, the Company paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are 10-year fixed interest rate bonds, with an amount of RMB4.8 billion, an issue price of RMB100 each and a coupon interest rate of 5.05%. Dagong Global Credit Rating Co., Ltd. has evaluated the first tranche of the 2012 corporate bonds and maintained the Company’s AAA issuer credit rating with a stable outlook, and maintained its AAA bond credit rating. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 11 March and 3 May 2016.

4. On 21 March 2016, Eastern Air Overseas, a wholly-owned subsidiary of the Company, issued an offer solicitation in respect of the repurchase of bonds to the holders of the overseas Renminbi-denominated bonds. As of 6 May 2016, Eastern Air Overseas had repurchased overseas Renminbi-denominated bonds in the aggregate amount of RMB3.3 billion. The bonds repurchased had been cancelled by Eastern Air Overseas and were delisted from Hong Kong Stock Exchange with effect from 16 May 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 20 March, 1 April, 13 April, 14 April, 27 April, 29 April, 6 May and 10 May 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

5. On 22 March 2016, the Company redeemed the 2015 third tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.50% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 15 March 2016.

6. On 24 March 2016, the Company completed the issuance of the 2016 third tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.40% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 March 2016.

7. On 8 April 2016, the Company completed the issuance of the 2016 fourth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 259 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 11 April 2016.

8. On 13 April 2016, the Company completed the issuance of the 2016 fifth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.35% per annum. On 12 July 2016, the Company redeemed the 2016 fifth tranche of super short-term commercial paper. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 13 April and 5 July 2016.

9. On 14 April 2016, the Company completed the issuance of the 2016 sixth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.55% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 14 April 2016.

10. On 18 April 2016, 241,547,927 and 457,317,073 A Shares with trading moratorium which were issued to the controlling shareholder of the Company namely CEA Holding and CES Finance on 16 April 2013 pursuant to a non-public issuance became listed. CEA Holding and CES Finance undertook that they shall not dispose of the aforesaid shares within 24 months from 18 April 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 11 April and 18 April 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

11. On 20 April 2016, the Company completed the issuance of the 2016 seventh tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 20 April 2016.

12. On 21 April 2016, trading in the shares of the Company was suspended for one day due to the contemplated entry by CEA Holding into a cooperation agreement related to the principal business and shareholding of the Company with a third party. On the same date, CEA Holding entered into the Strategic Cooperation Framework Agreement with Ctrip. Trading in the shares of the Company resumed on 22 April 2016. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 21 April and 22 April 2016.

13. On 27 April 2016, the Company completed the issuance of the 2016 eighth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.70% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 29 April 2016.

14. On 28 April 2016, the Company entered into the 2016 Aircraft Finance Lease Framework Agreement and the 2017–2019 Aircraft Finance Lease Framework Agreement with CES International Financial Leasing Corporation Limited. Each of the aforesaid transactions constitutes a major and continuing connected transaction of the Company. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

15. On 28 April 2016, the Company entered into the Airbus Purchase Agreement in relation to A350 series aircraft with Airbus SAS (“Airbus”) for the purchase from Airbus of twenty brand new Airbus A350-900 wide-body aircraft for long-haul routes. On the same date, the Company entered into the Boeing Purchase Agreement in relation to B787 series aircraft with Boeing Company for the purchase from Boeing Company of fifteen brand new Boeing B787-9 wide-body aircraft for long-haul routes. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

16. On 28 April 2016, China Eastern Airlines Technology Application Research Center Co., Ltd., a wholly-owned subsidiary of the Company, entered into the property management, accommodation and catering and ground transportation services framework agreement with Eastern Air Industrial Investment Group Co., Ltd., a wholly-owned subsidiary of CEA Holding. The aforesaid transaction constitutes a continuing connected transaction of the Company. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April 2016.

17. On 15 June 2016, it was approved at the general meeting of the Company that the maximum limit of the balance of the guarantee provided by the Company to Eastern Air Overseas shall be increased from RMB12 billion to RMB24 billion. The term of the guarantee is the same as those of the bonds, loans and trade financing etc. of Eastern Air Overseas, and will not exceed a maximum term of 10 years. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 28 April and 16 June 2016.

18. On 9 May 2016, the Company completed the issuance of the 2016 ninth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.79% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 9 May 2016.

19. On 18 May 2016, the Company completed the issuance of the 2016 tenth tranche of super short-term commercial paper in an amount of RMB5.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 18 May 2016.

20. On 25 May 2016, the Company redeemed the 2015 seventh tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 13 May 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

21. On 1 June 2016, the Company completed the issuance of the 2016 eleventh tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.65% per annum. On 30 August 2016, the Company redeemed the 2016 eleventh tranche of super short-term commercial paper. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 1 June and 22 August 2016.

22. On 8 June 2016, the Company completed the issuance of the 2016 twelfth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.80% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 8 June 2016.

23. On 14 June 2016, the Company completed the issuance of the 2016 first tranche of medium-term notes in an amount of RMB3.0 billion with a maturity of 3 years whereas the nominal value was RMB100 per unit and the interest rate was 3.15% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 16 June 2016.

24. On 24 June 2016, the Company redeemed the 2015 fourth tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.30% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 17 June 2016.

25. On 14 July 2016, the Company completed the issuance of the 2016 second tranche of medium-term notes in an amount of RMB4.0 billion with a maturity of 5 years whereas the nominal value was RMB100 per unit and the interest rate was 3.39% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 14 July 2016.

26. On 20 July 2016, the Company completed the issuance of the 2016 third tranche of medium-term notes in an amount of RMB1.5 billion with a maturity of 3 years whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 20 July 2016.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

27. On 23 July 2016, the Company redeemed the 2015 fifth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 15 July 2016.

28. On 16 August 2016, the Company redeemed the 2015 sixth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.10% per annum. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 8 August 2016.

29. On 30 August 2016, the Company signed a framework agreement for daily connected transactions with its related party, CEA Holding, and its controlled subsidiaries for a term of 3 years (1 January 2017 to 31 December 2019) in respect of the continuing connected transactions and renewed the annual caps of the continuing connected transactions for 2017 to 2019, among which the continuing connected transactions in respect of financial services and catering services will be subject to approval in the forthcoming general meeting of the Company. For details, please refer to the announcement of the Company dated 30 August 2016 disclosed on the website of Hong Kong Stock Exchange.

China Eastern Airlines Corporation Limited

Interim Report 2016

MANAGEMENT DISCUSSION AND ANALYSIS

30. The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2016, are set out as follows:

		Unit: RMB thousand
	Actual amount	2016
	incurred up to	transaction
Approved categories	30 June 2016	caps
Financial services (balance)
– balance of deposit	216,696	7,000,000
– balance of loans	500,000	7,000,000
Catering supply services	527,937	1,460,000
Import and export agency services	45,013	150,000
Production and maintenance services	42,971	192,200
Property leasing	27,000	150,000
Property management and green maintenance	20,116	128,000
Advertising agency services	10,479	70,000
Hotel accommodation services	32,544	55,100
Civil aviation information network services	281,971	730,000
(pursuant to the Rules Governing the Listing
of Stocks on Shanghai Stock Exchange)
Aircraft finance lease services	2,428,386	USD2,616 million
		or equivalent RMB

By order of the Board

China Eastern Airlines Corporation Limited Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 August 2016

As at the date of this report, the Directors include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).